SI 17009958

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SEC Mail Processing Section

MAR 01 2017

Washington DC 415

SEC FILE NUMBER
8-46418

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abacus International Capital Corp

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 Bowery

(No. and Street)

New York	New York	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jill Sung (212) 266-9063

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group

(Name – *if individual, state last, first, middle name*)

432 North Franklin Street	Syracuse	New York	13204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jill Sung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus International Capital Corp., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

MANYU OTOHA NG
Notary Public - State of New York
No. 01NG6347576
Qualified In Kings County
My Commission Expires September 6, 2020

02/28/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS INTERNATIONAL CAPITAL CORP.

TABLE OF CONTENTS
DECEMBER 31, 2016

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 28, 2017

To the Board of Directors
of Abacus International Capital Corporation:

We have audited the accompanying statement of financial condition of Abacus International Capital Corporation (the Company) as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules 1 and 2 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Bonadio & Co., LLP

432 North Franklin Street, Suite 60
Syracuse, New York 13204
p (315) 476-4004
f (315) 475-1513

www.bonadio.com

Abacus International Capital Corp.

Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	33,801
Deposits with clearing organization		4,070
Trading securities at fair value		20,004
Receivable from parent company		41,270
Prepaid expenses and other assets		11,759
Total assets	$	110,904
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses	$	7,361
Payable to the parent company		28,903
Total Liabilities		36,264
Stockholder's Equity		
Common stock, no par value; 200 shares authorized, issued and outstanding		500
Paid-in capital		1,434,375
Accumulated Deficit		(1,360,234)
Total Stockholder's Equity		74,641
Total Liabilities and Stockholder's Equity	$	110,904

See notes to financial statements

Abacus International Capital Corp.

Statement of Operations
Year Ended December 31, 2016

Revenue		
Commissions	$	45
Gain on change in fair value of trading securities		2,553
Interest and dividends		559
Total revenue		3,157
Expenses		
Occupancy	$	17,679
Floor brokerage, exchange and clearance fees		6,370
Communication and data processing		3,000
Insurance		15,346
Professional fees		24,586
Dues and subscriptions		1,750
Regulatory fees		1,250
Other operating		825
Total Expenses		70,806
Loss Before Income Tax Benefit		(67,649)
Income Tax Benefit		(18,839)
Net Loss	$	(48,810)

See notes to financial statements

Abacus International Capital Corp.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

	Common Stock	Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2016	$ 500	$ 1,364,375	$ (1,311,424)	$ 53,451
Capital Contribution	-	70,000	-	70,000
Net Loss	-	-	(48,810)	(48,810)
Balance at December 31, 2016	$ 500	$ 1,434,375	$ (1,360,234)	$ 74,641

See notes to financial statements

Abacus International Capital Corp.

Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows from Operating Activities		
Net loss	$	(48,810)
Adjustments to reconcile net loss to net cash used in operating activities		
(Increase) decrease in operating assets:		
Receivable from the parent company		(2,886)
Gain on change in fair value of investments		(2,553)
Deposits with clearing organization		8,867
Prepaid expenses and other assets		2,152
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities		(4,929)
Payable to the parent company		4,321
Net Cash used in Operating Activities		(43,838)
Cash Flows from Financing Activities		
Capital contribution		50,000
Net Change in Cash and Cash Equivalents		6,162
Cash and Cash Equivalents		
Beginning of year		27,639
End of year	$	33,801
Noncash Financing Activity:		
Forgiveness of parent company receivable in the form of a capital contribution	$	20,000

See notes to financial statements

1. NATURE OF OPERATIONS

Abacus International Capital Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is wholly-owned by Abacus Federal Savings Bank (the "Parent Company"). The Company offers securities transaction services to its customers.

The Company is engaged in a single line of business as a securities broker-dealer that comprises agency transactions. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Securities transactions are cleared through Sterne Agee & Leach, Inc. ("Sterne Agee") pursuant to an agreement between the Company and Sterne Agee. Customers are introduced and cleared on a fully disclosed basis. The Company is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because Sterne Agee, as defined by such rules, carries all customer accounts.

The Company has no current customers and has historically funded operations through capital contributions from the Parent Company. Accordingly, future operations are dependent on continued support from the Parent Company. The Company is currently exploring other possible business opportunities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company prepares its financial statement in conformity with accounting principles generally accepted in the United States of America.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows

The Company considers cash on hand and amounts on deposit with depository institutions having maturity of three months or less when purchased as cash and cash equivalents for purposes of the statement of cash flows.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade date basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments with Off-Balance Sheet Risk
In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers, if any, are unable to fulfill contractual obligations under margin accounts. At December 31, 2016 the business did not have any balance in margin accounts.

Since its inception, the Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make material payments under this indemnity. In the event the Company has to make a payment under this indemnity, the financial guarantee would be recorded at fair value.

Fair Value of Financial Instruments
The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and accrued expenses), except for trading securities, approximate their fair value because of the short maturity of the instruments. Trading securities consist of equity positions in corporate stocks recorded at fair value through earnings.

Trading Securities
The Company engages in trading securities for its own account. Securities held principally for resale in the near term are recorded in the trading securities account at fair value with changes in fair value recorded in earnings. Interest and dividends are included in interest income.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions which periodically exceed federally insured limits.

The Company earned minimal commissions in 2016 due to the reduced number of customers.

Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Income Taxes
The Company is included in the consolidated federal and state income tax returns of the Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the federal and state consolidated tax asset or liability among the participants generally in proportion to their contribution to the consolidated taxable income or loss amounts.

Accounting guidance related to accounting for uncertainty in income taxes sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Currently, the Company has no uncertain tax positions.

2. SUMMARY OF SIGNIFICANT ACCUONTING POLICIES (Continued)

Income Taxes (Continued)
Income tax expense (benefit) is allocated by the Parent and consists of the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

3. FULLY-DISCLOSED CLEARING AGREEMENT

The Company has a fully-disclosed clearing agreement with Sterne, Agee & Leach, Inc. (Sterne Agee). There are no customer accounts currently, as there are no customers. If there were customers their accounts would be cleared and carried by Sterne Agee.

4. INCOME TAXES

The components of the income tax benefit for 2016 were as follows:

Current	$	(22,886)
Deferred		4,047
	$	(18,839)

The difference between the expected income tax benefit (computed by applying the U.S. Federal corporate income tax rate of 34% to the loss before income tax benefit) for the year ended December 31, 2016 and the reported income tax benefit is a result of state and city tax benefits, as well as an approximate $12,000 valuation allowance.

At December 31, 2016, the Company has a net deferred tax liability mounting to approximately $4,047, which is related to a change in fair value of investment securities, which is included in Payable to the Parent Company on the Statement of Financial Condition.

5. RELATED PARTIES

The Company has an agreement with the Parent Company whereby the Parent Company incurs and pays all of the Company's overhead and administrative costs. The amount of $23,473 was allocated to the Company in 2016.

In the ordinary course of business, the Company enters into transactions with the Parent Company and affiliates. At December 31, 2016, balances relating to such transactions were as follows:

5. RELATED PARTIES (Continued)

ASSETS:		
Cash and cash equivalents	$	20,861
Receivable from the parent company		18,384
	$	39,245
LIABILITIES:		
Payable to the parent company	$	24,856
OPERATING EXPENSES:		
Communication and data processing	$	672
Occupancy		17,679
Other		5,122
	$	23,473

Since the taxable year ending December 31, 1999 the Company has participated in a Tax Participation Agreement between Abacus Federal Savings Bank and its subsidiaries, dated as of May 1, 1999.

The Company subleases office space from the Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. Future minimum lease payments are as follows:

2017	$	14,856
2018		14,856
Total	$	29,712

Rent expense was $13,185 in 2016.

6. FAIR VALUE

A fair value hierarchy that prioritizes the inputs to valuation methods is used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of securities are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

6. FAIR VALUE (Continued)

Fair Value Measurement at December 31, 2016

	Fair Value Measurements at December 31, 2016		
Description	Level 1	Level 2	Level 3
Investment securities:			
Corporate equity securities - financial	$ 20,824	$ -	$ -

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1.

At December 31, 2016, the Company had net capital of $14,542, which was $9,542 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.49 to 1.

Abacus International Capital Corp.

Schedule of the Computation of Net Capital Under
Securities and Exchange Act of 1934 Rule 15c3-1
As of December 31, 2016

Total stockholder's equity from statement of financial condition	$	74,641
Deductions		
Non-allowable assets:		
Excess cash on deposit		4,070
Prepaid expenses and other assets		11,759
Receivable from parent company		41,270
		57,099
Net capital before haircuts on securities positions		17,542
Haircuts on securities		(3,000)
Net Capital		14,542
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accrued expenses		7,361
Payable to the Parent Company		28,903
Total Aggregate Indebtedness liabilities	$	36,264
Percent of aggregate indebtedness to net capital		249.38%
Computation of basic net capital requirement:		
Minimum net capital required of 6.67% of aggregate indebtedness or $5,000, whichever is greater		5,000
Net capital		14,542
Excess net capital over minimum requirement	$	9,542
Net capital per computation contained in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$	14,542

Reconciliation of computation of Net Capital Under SEA Rule 15c3-1

There are no material differences between the above calculation and the one included in the Company's Unaudited FOCUS Report as of December 31, 2016

The accompanying notes are an integral part of this schedule.

ABACUS INTERNATIONAL CAPITAL CORP.

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION REALTING TO POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2016

Abacus International Capital Corp. (the "Company") is not required to compute the Reserve Requirements or include Information Relating to the Possession or Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(i) and (ii) of the Rule.

The accompanying notes are an integral part of this schedule.

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 28, 2017

To the Board of Directors
of Abacus International Capital Corporation:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Abacus International Capital Corporation (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio + Co., LLP

432 North Franklin Street, Suite 60
Syracuse, New York 13204
p (315) 476-4004
f (315) 475-1513

www.bonadio.com

Abacus International Capital Corp.
Exemption Report

Assertions Regarding Exemption Provision:

Abacus International Capital Corp. ("the Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC), the broker or dealer's designated examining authority (DEA) and SIPC. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii) for part of the calendar year, however, in August, 2016, the Company terminated its clearing agreement and as such defaulted to operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i). Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Statement Regarding Meeting Exemption Provision:

The Company has met the identified exemption provisions, as noted above, without exception, throughout the 2016 calendar year.

I, Jill Sung, affirm that, to my best knowledge and belief, this exemption report is true and correct.

Jill Sung, Vice President
February 24, 2017